Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER, 2013	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. First Nine Months and Third Quarter 2013 Consolidated Financial Results

With the Agreement Reached on the Reorganisation of the Italian Operations, the Group Starts with Its New Industrial and Commercial Era

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 25, 2013--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”), a leading company in the furnishings industry, today approved its consolidated financial results for the first nine months and third quarter of 2013.

FIRST NINE MONTHS OF 2013

  Total Net Sales equal to €328.1 mln, compared to €342.3 mln in 2012;
  Total upholstery Net Sales equal to €294.2 mln, (+0.8% in terms of unit sold), according to the following brand and geographical breakdown:

Brand	2013	%
Natuzzi Italia	93.4	31.7%
Natuzzi Editions	117.4	39.9%
Private Label (Softaly)	83.4	28.4%
Total (€ mln)	294.2	100.0%

Area	2013	%
Americas	116.8	39.7%
EMEA	135.3	46.0%
Asia Pacific	35.8	12.2%
Brasile	6.3	2.1%
Total (€ mln)	294.2	100.0%

  Industrial margin at 29.3%, versus 33.6% reported one year ago. The industrial margin was affected by a different sales-mix, higher price in raw materials and raising labour costs in China and Romania.
  Selling expenses decreased, passing from €53.9 mln in 2012 to €49.4 mln.
  The remaining Selling, General and Administrative expenses were down by €1.6 mln, at €69.8 mln.
  Negative EBIT of €23.1 mln (which includes a negative currency effect of €3.8 mln) compared to a negative EBIT of €10.3 mln in last year; negative EBITDA of €10.8 mln, versus a positive EBITDA of €2.6 mln in 2012;
  Extraordinary items totaling €15.0 mln, following a further accrual related to the restructuring Plan;
  Positive Net Financial Position as at September 30, 2013 at €27.0 mln; stable in the third quarter thanks to a positive cash flow from operation.

THIRD QUARTER 2013

  Total Nets Sales equal to €103.3 mln, versus €111.7 mln in 2012;
  Total Upholstery Net Sales equal to €92.5 mln, down by 2.1% in terms of seats sold, according to the following brand and geographical breakdown:

Brand	2013	%
Natuzzi Italia	28.9	31.3%
Natuzzi Editions	36.4	39.4%
Private Label (Softaly)	27.1	29.3%
Total (€ mln)	92.5	100.0%

Area	2013	%
Americas	36.9	39.9%
EMEA	40.1	43.4%
Asia Pacific	13.8	14.9%
Brasile	1.7	1.8%
Total (€ mln)	92.5	100.0%

  The Industrial margin was equal to 29.6% of total net sales, versus a 35.3% margin reported one year ago. The performance was affected by the different sales-mix, rising labour cost in the Chinese and Romanian plants, increasing raw materials.
  Selling expenses decreased, from €19.1 mln in 2012 to €16.2 mln.
  The other Selling, General and Administrative expenses were equal to €23.2 mln and were affected by higher costs linked to the preparation of the Business Plan, as well as costs arising from the opening of new stores in Asia.
  Negative EBIT of €8.8 mln (which includes a negative currency effect of €2.4 mln), versus a negative EBIT of €2.3 mln of last year; negative EBITDA of €4.5 mln versus a positive EBITDA of €1.8 mln in 2012.

Comments by the CEO

After the Board of Directors, Pasquale Natuzzi, President and CEO, stated: “Group’s results are still affected by different factors that do not let us benefit from our huge efforts we have made in the creation of solid basis for the Group’s future.

New market opportunities have been identified, and, through the development of new Natuzzi Italia branded collections, we have captured the consumers’ needs in terms of price and style. Such collections were already available within all points of sales since September and are bringing positive results, especially in those Western Europe markets that are particularly hit by the current crisis in consumption.

In October, during the High Point furnishings market, one of the most important fair events in the USA, we officially launched our new armchair, Re-vive. It is a product with highly innovative contents, both in terms of design, style and materials used, as well as able to offer high performances in terms of comfort. Our intention is, through the introduction of Re-vive, to penetrate the strategic recliners market – which just in the United States is worth about 4 billion dollars - and then, create and become the leader of a new market segment: the “performance recliner”.

The success we obtained at the High Point market was confirmed also during the fairs held in November in Brussels and Paris, where Re-vive was given the “Throphée de l’Innovation 2013” prize.

I invite you to have a look at the video on the Natuzzi Group YouTube channel available at the following link: http://youtu.be/uyFB4dAK1lY

During the High Point market we also launched the new Natuzzi Italia, Natuzzi Editions and Private Label (Softaly) collections, which have been highly welcomed by the trade.

In October and November four new Natuzzi Italia stores were opened, among which the seventh Australian point of sales located in Sidney, the first in Cote d’Ivoire, located in Abidjian, another store in Vietnam (located in Hanoi, after the one opened in Ho Chi Min city), the second Asian Country with the highest growth rates after China.

Furthermore, we highlight the opening of the flagship Natuzzi Italia store in the center of Rome, after those opened in Milan and Como.

In Italy, during October, the new Divani & Divany by Natuzzi collection supported by a new advertising campaign has led to an increase in the order flow of +48.9% compared to the same month of 2012.

We highlight the Agreement signed on October the 10th together with the Italian Unions to start with the restructuring of the Italian operations.

The Italian industrial plan has already started, through gradual layoffs of redundant workers, the closure of an industrial plant located in Ginosa (Italy), and through the rationalization of activities within the remaining Italian plants. These measures are bringing the first positive results in terms of productivity.

We continue to invest in product and process innovation. The tests we carried out show us that the new industrial Moving Line approach will allow us to get important savings on COGS. All the models that have been introduced during the recent fairs were designed and developed according to the new industrial process.

We will concentrate our efforts during the last weeks of the year on the finalization of the five-year business plan that, starting form a new brand and distribution strategy, will put the Group in conditions to recover profitability.

We believe that – concluded Pasquale Natuzzi – we have taken the right decisions for the future of our Company and created the conditions for a turnaround starting from next year.”

The Company will host a conference call on Tuesday November 26th, 2013 at 10:00 a.m. U.S. Eastern Time (4.00 p.m. Italian time, or 3.00 p.m. UK time) to discuss third quarter and first nine months 2013 financial results.

The dial-in phone numbers for the live conference call will be 1-888-438-5519 (toll-free) for persons calling from the U.S. or Canada, and 1-719-325-2429 for those calling from other countries.

A live web cast of the conference call will be available on line at http://www.natuzzi.com/ under the “About Us/Investor Relations” section.

A replay of the call will be available shortly after the end of the conference call starting from November 26, 2013 (at 1:00 pm US Eastern time), to December 26, 2013. To access the replay of the conference call, interested persons need to dial 1-877-870-5176 (toll-free) for calls from U.S. and Canada, and 1-858-384-5517 for calls from other countries. The access code for the replay is: 1030971.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2012. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs in five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market)/Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the nine months of 2013 & 2012 on the basis of Italian GAAP
(expressed in millions Euro)

	Nine months ended on		Change	Percentage of Sales
	30-Sep-13	30-Sep-12%		30-Sep-13	30-Sep-12

Upholstery net sales	294.2	298.9	-1.6%	89.7%	87.3%
Other sales	33.8	43.4	-22.1%	10.3%	12.7%
Total Net Sales	328.1	342.3	-4.2%	100.0%	100.0%

Consumption (*)	(152.1)	(150.8)	0.9%	-46.3%	-44.0%
Labor	(58.8)	(55.1)	6.8%	-17.9%	-16.1%
Industrial Costs	(21.0)	(21.5)	-2.3%	-6.4%	-6.3%
of which: Depreciation, Amortization	(7.1)	(7.0)	1.3%	-2.2%	-2.1%
Cost of Sales	(231.8)	(227.3)	2.0%	-70.7%	-66.4%

Industrial Margin	96.2	115.0	-16.3%	29.3%	33.6%

Selling Expenses	(49.4)	(53.9)	-8.4%	-15.1%	-15.8%
Transportation	(33.4)	(34.0)	-1.8%	-10.2%	-9.9%
Commissions	(6.4)	(7.5)	-15.2%	-1.9%	-2.2%
Advertising	(9.7)	(12.4)	-22.2%	-2.9%	-3.6%

Other Selling and G&A	(69.8)	(71.4)	-2.1%	-21.3%	-20.8%
of which: Depreciation, Amortization	(5.2)	(5.9)	-13.0%	-1.6%	-1.7%
EBITDA	(10.8)	2.6		-3.3%	0.8%

EBIT	(23.1)	(10.3)		-7.0%	-3.0%

Interest Income/(Costs), Net	(0.3)	(0.1)
Foreign Exchange, Net	(1.6)	(1.3)
Other Income/(Cost), Net	(10.2)	0.0
Earning before Income Taxes	(35.2)	(11.7)		-10.7%	-3.4%

Current taxes	(3.4)	(2.3)		-1.0%	-0.7%

Net result	(38.7)	(14.0)		-11.8%	-4.1%

Minority interest	(0.2)	(0.1)

Net Group Result	(38.9)	(14.0)		-11.8%	-4.1%

Net Group Result per Share	(0.71)	(0.26)

Key Figures in U.S. dollars	Nine months ended on		Change	Percentage of Sales
(millions, except per share data)	30-Sep-13	30-Sep-12%		30-Sep-13	30-Sep-12

Total Net Sales	430.8	449.6	-4.2%	100.0%	100.0%
Industrial Margin	126.3	151.0	-16.3%	29.3%	33.6%
EBIT	(30.3)	(13.6)		-7.0%	-3.0%
Net Group Result	(51.1)	(18.4)		-11.8%	-4.1%
Net Group Result per Share	(0.93)	(0.34)

Average exchange rate (U.S.$ per 1€)	1.3133

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN

GEOGRAPHIC BREAKDOWN
	NET SALES (million euro)					NET SALES (in seats sold)

	Nine months ended on					Nine months ended on
	30-Sep-13		30-Sep-12		Change	30-Sep-13		30-Sep-12		Change

Americas	123.1	41.8%	124.9	41.8%	-1.5%	608,753	49.0%	613,043	49.8%	-0.7%
Natuzzi Italia	10.7	3.6%	11.6	3.9%	-8.3%	23,557	1.9%	27,541	2.2%	-14.5%
Other brands (*)	112.4	38.2%	113.3	37.9%	-0.8%	585,196	47.1%	585,502	47.5%	-0.1%

Europe (ex Italy)	100.5	34.2%	106.8	35.7%	-5.9%	383,756	30.9%	395,559	32.1%	-3.0%
Natuzzi Italia	38.5	13.1%	45.6	15.2%	-15.5%	81,728	6.6%	93,515	7.6%	-12.6%
Other brands (*)	62.0	21.1%	61.3	20.5%	1.2%	302,028	24.3%	302,044	24.5%	0.0%

Italy (Natuzzi Italia)	21.2	7.2%	22.9	7.7%	-7.4%	69,164	5.6%	67,820	5.5%	2.0%

Rest of the World	49.4	16.8%	44.2	14.8%	11.7%	180,189	14.5%	155,018	12.6%	16.2%
Natuzzi Italia	22.9	7.8%	21.4	7.2%	7.0%	49,512	4.0%	46,478	3.8%	6.5%
Other brands (*)	26.4	9.0%	22.8	7.6%	16.1%	130,677	10.5%	108,540	8.8%	20.4%

Total	294.2	100.0%	298.9	100.0%	-1.6%	1,241,862	100.0%	1,231,440	100.0%	0.8%

BREAKDOWN BY BRAND
	Net Sales (million euro)					Net Sales (in seats)

	Nine months ended on					Nine months ended on
	30-Sep-13		30-Sep-12		Change	30-Sep-13		30-Sep-12		Change

Natuzzi Italia	93.4	31.7%	101.6	34.0%	-8.1%	223,961	18.0%	235,354	19.1%	-4.8%

Other brands (*)	200.9	68.3%	197.3	66.0%	1.8%	1,017,901	82.0%	996,086	80.9%	2.2%

Total	294.2	100.0%	298.9	100.0%	-1.6%	1,241,862	100.0%	1,231,440	100.0%	0.8%

(*) Natuzzi Editions/Leather Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the third quarter 2013 & 2012 on the basis of Italian GAAP
(expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	30-Sep-13	30-Sep-12%		30-Sep-13	30-Sep-12

Upholstery net sales	92.5	97.5	-5.1%	89.6%	87.3%
Other sales	10.7	14.2	-24.1%	10.4%	12.7%
Total Net Sales	103.3	111.7	-7.5%	100.0%	100.0%

Consumption (*)	(48.1)	(48.5)	-0.9%	-46.5%	-43.4%
Labor	(17.4)	(16.9)	3.3%	-16.9%	-15.1%
Industrial Costs	(7.2)	(6.9)	4.5%	-7.0%	-6.2%
of which: Depreciation, Amortization	(2.5)	(2.2)	10.5%	-2.4%	-2.0%
Cost of Sales	(72.7)	(72.3)	0.6%	-70.4%	-64.7%

Industrial Margin	30.6	39.4	-22.4%	29.6%	35.3%

Selling Expenses	(16.2)	(19.1)	-15.6%	-15.6%	-17.1%
Transportation	(10.7)	(12.2)	-12.0%	-10.4%	-10.9%
Commissions	(1.6)	(2.6)	-38.7%	-1.6%	-2.4%
Advertising	(3.8)	(4.3)	-11.8%	-3.7%	-3.9%

Other Selling and G&A	(23.2)	(22.6)	2.7%	-22.5%	-20.2%
of which: Depreciation, Amortization	(1.8)	(1.9)	-6.6%	-1.7%	-1.7%
EBITDA	(4.5)	1.8		-4.4%	1.6%

EBIT	(8.8)	(2.3)		-8.5%	-2.1%

Interest Income/(Costs), Net	(0.2)	0.1
Foreign Exchange, Net	(0.4)	(2.0)
Other Income/(Cost), Net	(8.9)	(0.3)
Earning before Income Taxes	(18.3)	(4.5)		-17.8%	-4.1%

Current taxes	(0.4)	(0.7)		-0.4%	-0.6%

Net Result	(18.7)	(5.2)		-18.1%	-4.7%

Minority interest	0.0	0.0

Net Group Result	(18.7)	(5.2)		-18.1%	-4.7%

Net Group Result per Share	(0.34)	(0.09)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	30-Sep-13	30-Sep-12%		30-Sep-13	30-Sep-12

Total Net Sales	136.8	147.9	-7.5%	100.0%	100.0%
Industrial Margin	40.5	52.2	-22.4%	29.6%	35.3%
EBIT	(11.7)	(3.1)		-8.5%	-2.1%
Net Group Result	(24.8)	(6.9)		-18.1%	-4.7%
Net Group Result per Share	(0.45)	(0.13)

Average exchange rate (U.S.$ per 1€)	1.3247

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN

GEOGRAPHIC BREAKDOWN
	NET SALES (million euro)					NET SALES (in seats sold)

	Three months ended on					Three months ended on
	30-Sep-13		30-Sep-12		Change	30-Sep-13		30-Sep-12		Change

Americas	38.6	41.7%	43.5	44.6%	-11.2%	192,940	48.8%	210,195	52.0%	-8.2%
Natuzzi Italia	3.1	3.4%	3.5	3.6%	-10.7%	6,951	1.8%	7,416	1.8%	-6.3%
Other brands (*)	35.5	38.3%	40.0	41.0%	-11.2%	185,989	47.0%	202,779	50.2%	-8.3%

Europe (ex Italy)	30.0	32.4%	32.7	33.5%	-8.2%	117,158	29.6%	123,730	30.6%	-5.3%
Natuzzi Italia	11.5	12.4%	12.3	12.7%	-7.1%	25,628	6.5%	24,526	6.1%	4.5%
Other brands (*)	18.5	20.0%	20.3	20.9%	-8.9%	91,530	23.1%	99,204	24.5%	-7.7%

Italy (Natuzzi Italia)	5.7	6.2%	5.6	5.7%	2.50%	20,242	5.1%	16,320	4.0%	24.0%

Rest of the World	18.2	19.6%	15.8	16.2%	15.3%	65,305	16.5%	54,072	13.4%	20.8%
Natuzzi Italia	8.6	9.3%	7.7	7.8%	12.3%	18,702	4.7%	16,027	4.0%	16.7%
Other brands (*)	9.6	10.4%	8.1	8.3%	18.2%	46,603	11.8%	38,045	9.4%	22.5%

Total	92.5	100.0%	97.5	100.0%	-5.1%	395,645	100.0%	404,317	100.0%	-2.1%

BREAKDOWN BY BRAND
	Net Sales (million euro)					Net Sales (in seats)

	Three months ended on					Three months ended on
	30-Sep-13		30-Sep-12		Change	30-Sep-13		30-Sep-12		Change

Natuzzi Italia	28.9	31.3%	29.1	29.9%	-0.6%	71,523	18.1%	64,289	15.9%	11.3%

Other brands (*)	63.6	68.7%	68.4	70.1%	-7.0%	324,122	81.9%	340,028	84.1%	-4.7%

Total	92.5	100.0%	97.5	100.0%	-5.1%	395,645	100.0%	404,317	100.0%	-2.1%

(*) Natuzzi Editions/Leather Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	30-Sep-13	31-Dec-12

Current assets:
Cash and cash equivalents	63.5	77.7
Marketable debt securities	0.0	0.0
Trade receivables, net	81.9	93.1
Other receivables	52.6	51.0
Inventories	83.6	82.3
Unrealized foreign exchange gains	0.1	0.9
Prepaid expenses and accrued income	1.6	2.0
Deferred income taxes	1.0	0.5
Total current assets	284.3	307.5

Non-current assets:
Net property, plant and equipment	154.2	161.5
Other assets	8.5	7.1
Total non-current assets	162.7	168.5

TOTAL ASSETS	447.0	476.1

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	28.5	26.9
Current portion of long-term debt	3.3	3.5
Accounts payable-trade	56.5	63.3
Accounts payable-other	23.4	21.0
Accounts payable-shareholders for dividends	0.0	0.1
Unrealized foreign exchange losses	0.0	0.0
Income taxes	10.8	9.2
Deferred income taxes	0.0	1.1
Salaries, wages and related liabilities	10.7	8.0
Total current liabilities	133.2	133.2

Long-term liabilities:
Employees' leaving entitlement	25.4	25.7
Long-term debt	4.7	7.3
Deferred income taxes - long term	1.1	0.0
Deferred income for capital grants	9.1	9.2
Other liabilities	30.5	17.0

Total long-term liabilities	70.7	59.2

Minority interest	2.7	2.5

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.4	8.4
Retained earnings	134.2	175.1

Total shareholders' equity	240.3	281.1

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	447.0	476.1

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows	Nine months ended on
(Expressed in million of Euro)	30-Sep-13	30-Sep-12
Cash flows from operating activities:
Net earnings (loss)	(38.9)	(14.0)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	12.3	13.0
Write-off of fixed assets	-	-
Impairment of long lived assets	-	-
Deferred income taxes	(0.5)	0.2
Minority interest	0.2	0.1
(Gain) loss on disposal of assets	(0.1)	0.6
Unrealized foreign exchange losses (gains)	0.8	(0.3)
Extraordinary items, net	11.4	-
Deferred income for capital grants	(0.3)	(0.4)
Non monetary operating items	23.8	13.2

Change in assets and liabilities:
Receivables, net	10.0	(0.5)
Inventories	(1.3)	8.2
Prepaid expenses and accrued income	0.4	(0.7)
Other assets	0.7	(5.3)
Accounts payable	(8.8)	(16.8)
Income taxes	1.6	(0.3)
Salaries, wages and related liabilities	2.7	2.5
Employees' leaving entitlement	-	-
Other liabilities	3.2	(0.3)
Net working capital	8.6	(13.2)

Net cash generated/(used) by operating activities	(6.5)	(14.0)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(6.0)	(2.7)
Disposals	0.1	1.6
Chinese relocation compensation	-	-
Other Assets	-	-
Marketable debt securities	-	-
Proceeds from sales	-	-
Purchase of business, net of cash acquired	-	(0.2)
Disposal of business	-	-

Net cash generated/(used) by in investing activities	(5.8)	(1.3)

Cash flows from financing activities:
Long-term debt:
Proceeds	-	-
Repayments	(2.9)	(2.8)
Short-term borrowings	1.6	4.9
Capital injection	-	-
Dividends paid to minority interests	(0.2)	-

Net cash generated/(used) by financing activities	(1.5)	2.1

Effect of translation adjustments on cash	(0.4)	0.1

Increase (decrease) in cash and cash equivalents	(14.2)	(13.1)

Cash and cash equivalents, beginning of the year	77.7	94.0

Cash and cash equivalents, end of the period	63.5	80.9

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
(Press Office)
Vito Basile, +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	NOVEMBER 25, 2013	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi